

Press Release

Skanska's internal control transferred to newly established Group Staff Unit Internal Audit and Compliance

Group Staff Unit Internal Audit and Compliance is being formed to meet the demands placed by the Swedish Code of Corporate Governance and to strengthen the control environment.

To date, responsibility for the Group's internal audit was within Group Staff Unit Controlling, but as of now this role is being transferred to the independent internal control function. Group Staff Unit Internal Audit and Compliance reports directly to the Board's Audit Committee and is under the management of the Chief Financial Officer.

Erik Skoglund has been appointed Senior Vice President responsible for the new Group Staff Unit. He was employed by Skanska AB in April this year and since then has worked with establishing the unit and adapting the Group's system for internal control to the demands of the Code of Corporate Governance.

Erik Skoglund holds a BSc in Finance and Accounting from the Gothenburg School of Economics and Business Administration and has worked as an authorized public accountant. Previously he served as CFO at Icore International in the UK, a company within the French Zodiac Group.

For further information please contact:

Peter Gimbe, SVP Communications, Skanska AB, tel +46 8 753 88 38

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

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